VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-

06014249

June 7, 2006

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

Enclosures

dlw 6/12

United States Sec Filing
June 7, 2006

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. ValGold Resources Ltd. News Release – dated May 1, 2006
2. ValGold Resources Ltd. News Release – dated May 30, 2006

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1

www.valgold.com

May 1, 2006

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD DRILLING ADDS TO THE J-P ZONE, GARRISON GOLD PROJECT, ONTARIO

ValGold Resources Ltd. ("ValGold") announces that since our last Garrison project update of February 8th 2006, assays have been received and compiled for holes G06-03 to G06-11. In addition, "metallics" assays have been received as checks for six selected intersections from the J-P Zone. The current drill program had contemplated 25 diamond drill holes totalling 11,000 meters ("m") of which approximately 1,500 meters in 7 holes were drilled prior to the end of 2005. To date in 2006 ValGold has drilled 16 additional diamond drill holes, completing 6,690m bringing its total drilling for its 100%-owned Garrison Gold Project to 23 holes and approximately 8,190m.

The drilling during 2006 is designed to in-fill and extend to depth the main gold zones situated in the central part of the Garrison property. ValGold is collaring its holes on 50 m centers in order to achieve results that could be utilized in a resource calculation and also to evaluate the potential for lithological or structural controls on the gold zones. Some of the notable high-grade intersections achieved in this current round of results include:

- DDH G06-03 – returned an interval with an average of 2.20 grams per tonne gold ("g/T Au") over a width of 3.78m (0.06 ounces of gold per short ton (oz/t Au) over 12.4 ft) including an interval of 4.50 g/T Au over a core length of 1.0m (0.13 oz/t Au over 3.28 ft) and an assay of 8.16 g/T Au over a width of 0.2m (0.24 oz/t Au over 0.7 ft);
- DDH G06-04 - intersected 3.3m that averaged 3.52 g/T Au (10.83 ft averaging 0.10 oz/t Au);
- DDH G06-06 –cored a wide mineralized interval of 14.00m averaging 5.39 g/T Au including three higher-grade zones that were sampled on one-meter intervals and assayed in order of depth of intersection; 15.94 g/T (0.46 oz/t) Au, 35.56 g/T (1.04 oz/t) Au and 8.02 g/T (0.23 oz/t) Au.

The reported widths of the drill intersections average approximately 80% of true widths. All drill intersections grading greater than 1.0 g/T Au for the nine holes of this announcement are reported in the table at the end of this release and the locations of the collar sites together with drill sections, trench geology and sampling maps will be made available on the ValGold website: www.valgold.com.

Check Assays

Check assays have been completed on certain high-grade samples to ensure accuracy and to determine if the presence of abundant coarse gold may have resulted in erratic assay results. The following table lists the sample drill hole and depth of intersection plus the original fire assay for comparison with the check metallics results. All of the assays were completed at the Swastika Assay Laboratory located in Swastika, Ontario.

The metallics assay method is used in cases where coarse gold particle size can cause serious sampling errors. A sample is crushed and pulverized, and passed through a screen. An assay of the entire coarse fraction that should contain any grains of coarse gold is averaged with an assay of the fine fraction to give the total gold content of the sample.

The metallics assays demonstrate good correlation with the original fire assays with an average variance of 17%. This variance suggests for the six intervals assayed that standard fire assay has tended to modestly understate the gold grades. However, more metallics assays will be completed to fully evaluate the importance of the variance to the estimation of the overall grade of the Garrison gold zones.

Drill Hole	From (m)	To (m)	Width (m)	Width (ft)	Original Assay Au g/T	Metallic Check Au g/T	Original Assay Au oz/t	Metallic Check Au oz/t	Variance
G06-02	283.59	284.59	1.00	3.28	10.83	16.28	0.316	0.475	50%
G06-02	284.59	285.59	1.00	3.28	11.75	12.69	0.343	0.370	8%
G06-02	288.00	289.00	1.00	3.28	84.00	63.77	2.450	1.860	-24%
G06-02	289.00	290.00	1.00	3.28	9.33	12.58	0.272	0.367	35%
G06-06	303.00	304.00	1.00	3.28	8.02	8.91	0.234	0.260	11%
G06-06	305.00	306.00	1.00	3.28	4.15	4.96	0.121	0.145	20%
									17%

Table of initial check assays compared to the original fire assays as reported for the J-P Zone drill intersections.

Project Summary

The Garrison gold property is located 40 kilometres (km) north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with Newmont Mining Corp's Holloway and Holt-McDermott gold mines. Access to the property is by Ontario highway 101 that runs along the north boundary of the property. The mining leases cover approximately 4 km of the famous Destor Porcupine Fault Zone ("DPFZ") and a major splay, the Munro Fault Zone ("MFZ").

The gold mineralization on the property occurs as sulphide-rich bodies within the two major fault zones, and within the intervening Timiskaming sediments associated with quartz-pyrite vein stockworks. Sulphide mineralization within the MFZ forms a series of five high-grade shoots that occur near the footwall of the fault. Previous operators completed a total of 199 drill holes focusing primarily on gold zones over the 1.7 km long strike length of the fault zone and to a depth of 300m (1,000 ft). The individual mineralized shoots are estimated to be up to 300m (1,000 ft) in strike length, average 3.35m (11 ft) in thickness and contain gold associated with albite, sericite and pyrite alteration.

An advanced underground exploration program was initiated on the J.P. gold zone in October 1995. The underground development included a 12 x 14-foot, 18-20-degree decline excavated to the 476-level. By the end of March 1997 approximately 56,000 tons (50,475 tonnes) were shipped that had an average grade of 0.243 oz/t (8.33 g/T) Au.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates. Swastika Labs is a recognized assay laboratory located in Swastika, Ontario and it carried out the assay work of the recent drill program. All samples were fire assayed utilizing industry standard procedures. All sampled core was split in a secure facility in Ontario and hand delivered to the laboratory by the Company geologist. The balance of the split core is stored for record purposes at a secure site near the Garrison property.

For further information on the Company and its projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

Mark Feeney
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

Table of the Garrison Gold Project significant drill intercepts for the first 9 drill holes where sample intervals graded 1.0 g/T Au or greater. The width of the intersections is the approximate true width of the mineralization.

Drill Hole No.	Gold Zone	From (m)	To (m)	Metres	Feet	Gold (g/T)	Gold (oz/t)
G06-03	**J.P.**	**395.00**	**395.60**	**1.00**	**3.28**	**3.38**	**0.10**
G06-03	J.P.	399.00	402.78	3.78	12.40	2.20	0.06
Including	**J.P.**	**400.78**	**402.78**	**2.00**	**6.56**	**3.18**	**0.09**
And	**J.P.**	**401.78**	**402.78**	**1.00**	**3.28**	**4.50**	**0.13**
G06-03	**J.P.**	**435.60**	**435.80**	**0.20**	**0.66**	**8.16**	**0.24**
G06-04	J.P.	371.00	372.00	1.00	3.28	2.92	0.09
G06-04	**J.P.**	**478.10**	**481.40**	**3.30**	**10.83**	**3.52**	**0.10**
G06-05	**J.P.**	**331.40**	**333.60**	**2.20**	**7.21**	**3.41**	**0.10**
G06-06	**J.P.**	**292.00**	**306.00**	**14.00**	**45.93**	**5.39**	**0.16**
Including	**J.P.**	**300.00**	**301.00**	**1.00**	**3.28**	**15.94**	**0.46**
And	**J.P.**	**302.00**	**303.00**	**1.00**	**3.28**	**35.56**	**1.04**
And	**J.P.**	**303.00**	**304.00**	**1.00**	**3.28**	**8.02**	**0.23**
And	J.P.	305.00	306.00	1.00	3.28	4.15	0.12
G06-07	J.P.	221.20	221.59	0.39	1.28	3.30	0.10
G06-08	J.P.	198.00	214.00	16.00	52.49	1.00	0.03
Including	J.P.	198.00	201.00	3.00	9.84	2.10	0.06
G06-09	J.P.	250.00	251.00	1.00	3.28	1.19	0.03
G06-09	J.P.	293.00	299.00	6.00	19.69	1.33	0.04
G06-10(1)	**J.P.**	**403.00**	**404.00**	**1.00**	**3.28**	**5.97**	**0.17**
G06-11	J.P.	303.00	305.00	2.00	6.56	1.18	0.03
G06-11	J.P.	366.00	368.00	2.00	6.56	3.00	0.09

Note (1) Assays remain pending for intersections in this hole.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

May 30, 2006

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

UPDATE ON THE STEPHENS LAKE NICKEL PROPERTY, MANITOBA

ValGold Resources Ltd., Cream Minerals Ltd. and Sultan Minerals Inc. (the "Companies") have reacquired the Stephens Lake nickel property (the "Property") previously optioned to BHP Billiton Diamonds Inc. ("BHP Billiton").

The 174,018-hectare Property is approximately 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba. The Property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments. Regional geology and geophysical studies suggest that the Property may be underlain by an extension of the Thompson Nickel Belt, one of the most important nickel producing regions in the world.

The Property was acquired by the Companies in December 2002 and optioned to BHP Billiton Diamonds Ltd. in January 2004. BHP Billiton have since completed an aeromagnetic survey, a VTEM geophysical survey and approximately 1,800 metres of diamond drilling in 5 NQ diamond drill holes on the Property.

Results for the first two diamond drill holes completed in 2005 have been made available to the Companies and results are anticipated shortly for the remaining three holes. The initial drill hole intersected a graphite horizon believed to be the cause of the geophysical target investigated by the hole.

The second drill hole intersected a serpentinized ultramafic unit. The ultramafic is a high MgO peridotite, possibly dunitic in composition, similar to the bodies seen in the Thompson Nickel Belt. Spinifexoid textures occur repeatedly in the core from a depth of 152 metres to just above the bottom of the hole at 319 metres. A 70.0 cm massive sulphide (massive pyrrhotite) band was encountered at a hole depth of 288.6 metres. This sulphide intersection is important in that it indicates a degree of sulphur saturation but is not believed to be the cause of the geophysical anomaly. Nickel values of 0.12% to 0.18% are common throughout the hole with maximum copper values ranging from trace to 680.0ppm, and PGE value ranging from 5.0 to 66.0ppb platinum, and trace to 26.0ppb palladium. The conductive target investigated by the hole is believed to remain untested off hole or at depth. Unfortunately due to inclement weather conditions the hole had to be abandoned before cutting the base of the ultramafic.

Results for the final three diamond drill holes are expected shortly and will be released when the final report is received from BHP Billiton. The Companies are assessing the many untested geophysical targets that remain on the property.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212 Email: info@valgold.com